Exhibit 1.01
Reporting Period: January 1 to December 31, 2019
Fossil Group, Inc.
This is the Conflict Minerals Report of Fossil Group, Inc. (“Fossil”) for calendar year 2019 provided in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this report, unless otherwise defined herein.
Fossil places great importance on the responsible procurement of minerals throughout its entire supply chain worldwide. The process of mining minerals from conflict zones in Africa - including the Democratic Republic of Congo and its neighboring countries (“covered countries”) - has been identified as contributing to human rights violations, such as child labor and sexual abuse. Profits from mining operations in these regions have been linked to the source of funds for armed groups, fueling further conflict and violence in the regions. In 2010, The United States Congress passed a bill defining “conflict minerals” as four major minerals often mined in conflict zones: tantalum, tin, tungsten and gold (known as “3TG minerals”). We design, develop, market and distribute fashion accessories, including belts, handbags, jewelry, small leather goods, smart and traditional watches under proprietary and licensed brand names. Fossil also has a third party licensee who manufactures, markets and distributes sunglasses and prescription eye glass frames under our proprietary brand name. Fossil also markets and distributes those sunglasses. Some of our products contain these conflict minerals.
Fossil has established a Conflict Minerals Policy, which can be viewed at: http://www.fossilgroup.com/responsibility/conflict-minerals/.
As noted in our Conflict Minerals Policy we:

•	Work closely with our suppliers to determine the potential use of 3TG minerals in our supply chain and, when appropriate, work with these suppliers to remediate issues and source more responsibly.

•
Expect suppliers who use 3TG minerals to conduct the necessary inquiry and, where appropriate, perform additional due diligence to provide us with confirmation of the source of the materials used in their process and ultimately present in our products.

•
Encourage our suppliers to advocate and actively engage our philosophy of sourcing 3TG minerals from socially responsible suppliers, including conflict-free mines in the Democratic Republic of Congo region.

A number of factors continue to impact our ability to achieve our goal of ensuring that the sourcing of all 3TG minerals in our products does not indirectly fund conflict:

•	The majority of our suppliers are not companies that are publicly traded in the United States and thus are not directly required to comply with the SEC’s conflict minerals reporting requirements.

•
The nature and complexity of our supply chain makes it difficult to navigate down to the smelter level. Many of the minerals in question may be three or more levels removed from the suppliers with whom we interact. Our watch products in particular contain a large number of components and material that can be sourced from multiple and varied sources.

•
Most of our suppliers respond to the survey with company level declarations rather than product level declarations. Therefore, we do not know if the disclosures relate specifically to product they make for us.

Despite these challenges, we take the task of understanding the source of our 3TG minerals seriously and are working toward our goal of avoiding the potential inadvertent funding of conflict.
We set forth below a summary of the actions we have taken to identify the source of 3TG minerals in our supply chain.
I.    Description of Fossil’s Reasonable Country of Origin Inquiry (“RCOI”)
a.    Background on Our Conflict Minerals Program
Our Conflict Minerals initiative is owned by our SVP Global Operations, who is also responsible for our Supplier Compliance program. The complexity of our products and use of 3TG minerals within those products vary significantly across our portfolio of products. We engaged third party experts to assist us in the design and execution of our Conflict Minerals program during 2013, and have continued to follow their program design. We also invested in a specialized software program to assist us in implementing our Conflict Minerals program.
b.    Our Progress to Date
Fossil has conducted a detailed analysis of our product portfolio and product specifications to identify those products that may contain 3TG minerals. We then identified the tier 1 suppliers (those that supply us directly) who provide us with the products so identified. We also identified tier 2 suppliers (those that supply our tier 1 suppliers) as high risk for 3TG minerals exposure if they supplied items likely to contain 3TG minerals based on product testing results and known material exposure. Collectively, these tier 1 and high risk tier 2 suppliers comprise our “in-scope suppliers” to whom we sent RCOI surveys.
We conducted annual training about our Conflict Minerals policy and our reporting obligations for members of our organization who are involved in working with our supply chain. We also conducted annual training for our in-scope suppliers, with the majority of this training conducted in-person. The training covered what Conflict Minerals are, our regulatory obligations, what our policy is, and what steps our suppliers need to take to enable Fossil to comply with our obligations. The training also encouraged our suppliers to comply with our policy. We believe that the in-person training enabled effective dialog both internally and with our suppliers, leading to a better understanding of supplier obligations and our expectations.
Our RCOI survey is based on the template ( v.5.12) developed by the Responsible Business Alliance Global e-Sustainability Initiative (RBA/GeSi). We also included additional questions that help meet our Conflict Minerals objectives. We received surveys back from suppliers comprising more than 96% of our annual direct material spend with suppliers. We conducted relevant follow up on survey gaps such as incomplete survey answers or inconsistencies in the responses. For example, we requested clarifications, additional information or other information as was deemed necessary after review of the initial survey results. Additionally, as provided by suppliers, we received supporting documents proving chain of custody down to the smelter for a majority of our survey respondents. For those in-scope suppliers claiming no 3TG minerals in their products, test reports from third party laboratories were required to certify the claim.

As a result of our RCOI, Fossil received the names of 334 smelters and ten suppliers identified that they use 3TG minerals but did not identify a smelter. Of those 334 identified smelters, 260 are Conflict Free Smelter (“CFS”) program certified, 3 smelters are active on the CFS list and pending conflict free certification, and 71 are not actively participating in an independent third party audit program but for all of these smelters, our suppliers reported that the 3TG was not being supplied from Covered Countries.
c.    RCOI Conclusion
Fossil knows that some of its products contain tantalum, tin, tungsten and/or gold that is necessary in the production of those products. As a result of our RCOI, Fossil has reason to believe that some of its necessary conflict minerals (Tantalum, Tin, Tungsten and Gold) originated or may have originated in the covered countries.
II.    Due Diligence Design
We have used the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidelines, 3rd edition, 2016 and related supplements for 3T and Gold as a framework to help us create our Due Diligence program. The Program provides a 5-step framework for risk-based Due Diligence in the mineral supply chain.
a.    Due Diligence Performed
1) Establish strong company management systems:

•	We maintain a Conflict Minerals Policy that guides our overall program.

•	We conducted training for internal personnel involved in our supply chain and for in-scope suppliers.

•	We maintain agreements with our in-scope suppliers that include language related to reporting on the source of 3TG minerals.

•	We maintain a Steering Committee consisting of representatives from the Legal team and our Supplier Compliance team and chaired by our SVP Global Operations.

•	We maintain a conflict minerals core team to execute our program.
2) Identify and assess risk in the supply chain:

•	We sent in-scope suppliers surveys asking for information about the supply chain used to source any 3TG minerals in products supplied to Fossil.

•	We identified sourcing and supplier red flags to look for within the survey responses.

•	We followed up with suppliers on incomplete or inconsistent responses or responses with red flags.
3) Design and implement a strategy to respond to identified risks:

•	We maintain a risk mitigation plan to respond to suppliers sourcing 3TG minerals from undeterminable or conflict sources.

4) Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain:

•
We rely on certifications from the Responsible Minerals Initiative (RMI), the London Bullion Market Association, the Responsible Jewellery Council and the Tungsten Industry - Conflict Minerals Council for identified smelters. These organizations audit smelters and provide certification on the conflict status of those smelters.

5) Report on supply chain due diligence:

•	We filed this Conflict Minerals Report with the SEC.
III.    Other Required Disclosures
Of the 334 smelters identified by our suppliers during our 2019 Due Diligence and RCOI, 36 may have sourced from mines in covered countries. All 36 were identified by our packaging and movement suppliers. Of these 36, all are CFS program certified.
Our Products are:

a.
Watch products - We offer an extensive line of branded lifestyle watches. We manufacture watches and smart watches using our proprietary brands. We also have entered into multi-year, worldwide exclusive license agreements for the manufacture, distribution and sale of watches and smart watches bearing the brand names of certain globally recognized fashion companies. We also design, market and arrange manufacturing of certain retailers’ private label watches or as premium and incentive items for use in various corporate events.

b.	Fashion accessories - We have developed a line of fashion accessories for both men and women, including belts, handbags, jewelry and small leather goods.
The following are steps Fossil has taken, or will take as required, to mitigate the risk that 3TG minerals found in our products are being used to fund conflict:

a.	Continued training of our suppliers related to our Conflict Mineral Policy and our expectations about responsible sourcing of 3TG minerals.

b.	Enforcement of contractual terms with suppliers.

c.	Continued reliance on CFS certifications.
Description of facilities used to process Conflict Minerals in our products, to the extent known:
Fossil received the names of 334 smelters, operating in various countries, from its suppliers. Fossil has no reason to believe that any of these 334 smelters directly or indirectly finance armed groups in the covered countries.
Efforts to determine the mine or location of origin:
Fossil’s RCOI and Due Diligence descriptions above represent our best efforts to gather the information necessary to determine the mine or location of origin for the conflict minerals in our products.
Description of country of origin of the Conflict Minerals in our products, if known:

Certain statements contained herein that are not historical facts, including future plans related to sourcing, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are: changes in product categories, extension of existing product lines, addition of new brands, changes in our selected suppliers, changes in our supplier’s supply chain, acquisitions, alterations to materials used, changes in product design, as well as the risks and uncertainties set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission (the “SEC”).